SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE 7-1-02 For the Month of JULY 2002

HIGHWOOD RESOURCES LTD.

Suite 715, 734 - 7th Avenue SW
Calgary, Alberta Canada T2P 3P8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGHWOOD
RESOURCES LTD.

M. Christiana Knight
Vice-President, Finance and Controller

Dated: 18 July 2002

NEWS RELEASE

HIGHWOOD RESOURCES LTD.

(TSX - HWD) (OTC/BB - HIWDF)

CALGARY, ALBERTA **July 17, 2002**

Highwood announces that its principal lender has drawn down the $1 million dollar Standby Letter of Credit issued by Dynatec Corporation on March 28, 2002 due to the failure of Highwood to pay $1 million dollars to its principal lender by June 30, 2002 as agreed to in the March 28, 2002 amending agreement to the October 4, 2002 settlement agreement. Please refer to Highwood's news release of March 28, 2002 for additional information relating to amending agreement. Of the $1 million dollar payment, $250,000 has been applied to the Highwood term debt with the balance being applied to the operating line. The operating line limit has been further reduced as required by the March 28, 2002 agreement by an additional $250,000 and now stands at $2 million, while term debt is currently at $550,000. All monies owed by Highwood to the principal lender are due and payable on September 30, 2002.

Dynatec Corporation may deliver to Highwood a claim to be indemnified in respect of the $1 million dollars provided under the Standby Letter of Credit pursuant to the indemnity and security agreement entered into between Highwood and Dynatec Corporation, which requires Highwood to pay the amount claimed within 60 days. At present, Dynatec has not issued a claim for indemnification.

For further information, please contact William Shaver, Chairman and Chief Executive Officer at (905) 780-1980 or Malcolm Kane, President at (403) 261-3999.

Certain statements in this news release may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.